82-2960

04036927

GROUPE CLARINS

RECEIVED
2004 SEP 16 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TELEFAX – PRESS RELEASE
2004 First Half Results

SUPPL

Group Finance Division **Thursday 9 September 2004**

Dear Sir or Madam,

Please find enclosed a press release (1 page) from **CLARINS Group** and concerning 2004 First Half Results.

For more details, please visit our web site and go to "Letter to Shareholders".

Best regards.

PROCESSED
SEP 17 2004
THOMSON FINANCIAL

Pankaj CHANDARANA
Group Finance Division

dw 9/16

Investor Relations Department
Tel.:33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 – E-mail: financials@clarins.net
www.clarins-finance.com or www.clarins.com

GROUPE CLARINS

September 9, 2004

2004 FIRST HALF RESULTS
PROFITABILITY RESTORED

Consolidated Financial Highlights	2004 First half	2003 First half	Change [1]	Like-for-like Change [2]
	In € million	In € million	%	%
Net sales	436.9	417.9	+4.6	+7.8
Operating profit	49.8	44.0	+13.3	+21.7
Net recurrent profit [3]	30.4	26.4	+15.1	+29.9
Net profit excluding Couture	28.3	27.3	+3.5	+17.9
Net profit	28.7	(7.1)	N/A	N/A

Sustained sales growth combined with strict control over non-productive expenses once again led to further gains in earnings. To support the long-term development of its brands, the Group has maintained the high level of expenses devoted to R&D and marketing.

The operating profit grew strongly and the operating margin gained 0.9 points, from 10.5% to 11.4%.

Net profit excluding Couture rose slightly due to exceptional items in the 2003 first half. Excluding these items and the depreciation of goodwill and trademarks, net profit would have increased by 15.1% (up 29.9% at constant exchange rates).

Clarins Group has returned to profitability. At June 30, 2004, net profit was €28.7 million compared with a 2003 first half loss of €7.1 million reflecting the provision for the discontinuation of the Couture activity.

The Group Management is well on the way to achieving its full-year targets of 5% sales growth at constant exchange rates and a flat operating margin at 12.1%.

As announced on May 28, 2004 at the Combined General Meeting, the Group will proceed on October 27, 2004 with a bonus issue on the basis of one new share for five existing shares to celebrate its 50th anniversary and 20 years as a publicly traded company.

(1) At average exchange rates
(2) At constant exchange rates
(3) Net profit of Cosmetics activity excluding exceptional items and the amortization of goodwill and trademarks

www.clarins.com **www.clarins-finance.com**

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER
For further information, please contact the Investor Relations Department
Tel.: +33 (0)1.46.41.41.25 – Fax: +33 (0)1.47.38.16.87 – Mail: financials@clarins.net